FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2005

Commission File Number:  0-50031

ACREX VENTURES LTD.

1400 - 570 Granville Street, Vancouver, B.C., Canada V6C 3P1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   x       Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _x___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __x___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACREX VENTURES LTD.
(Registrant)

By:   "Carl R. Jonsson"

Name:   Carl R. Jonsson

Title:   Director

Dated: August 24, 2005

FINANCIAL STATEMENTS

ACREX VENTURES LTD.

VANCOUVER, BRITISH COLUMBIA, CANADA

JUNE 30, 2005

1.  NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

2.  STATEMENT OF EARNINGS AND DEFICIT

3.  BALANCE SHEET

4.  STATEMENT OF CASH FLOWS

5.  NOTES TO FINANCIAL STATEMENTS

Notice of No Auditor Review of Interim Financial Statements

The accompanying unaudited interim financial statements have been prepared by management and approved by the Audit Committee and the Board of Directors.

The Company’s independent auditors have not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditors.

ACREX Ventures Ltd.

STATEMENT OF EARNINGS AND DEFICIT

Unaudited - Prepared by management

Three months ended June 30,

Six months ended June 30,

2005

2004

2005

2004

EXPENSES

Management fees                                              $          34,500                   34,500             $      69,000                    69,000

Office and general                                                          21,754                   18,937                     29,013                    30,539

Legal                                                                                  3,477                    12,953                     26,616                    18,413

Filing fees                                                                       14,815                      1,850                     20,910                      5,000

Advertising                                                                      9,877                     13,795                    16,915                    26,690

Promotion and travel                                                     10,014                    11,210                    14,803                     20,201

Investor relations                                                          16,408                       3,746                    19,958                      5,600

Accounting                                                                      8,330                       3,000                    12,630                     14,625

Rent                                                                                   4,060                       3,480                       5,340                      7,080

Transfer agent fees                                                         1,596                       2,984                        4,491                      4,202

Insurance                                                                            625                               -                           625                             -

Consulting                                                                               -                         3,000                         400                        9,000

                                                                                     125,456                     109,455                   220,701                  210,350

Net loss before other items and income taxes    (125,456)                  (109,455)                (220,701)                (210,350)

OTHER ITEMS

Interest income                                                              2,505                        2,482                         3,115                      7,267

Write-down of marketable securities                          (750)                      (4,500)                      (6,750)                  (12,750)

                                                                                         1,755                      (2,018)                      (3,635)                    (5,483)

Net loss before income taxes                                (123,701)                 (111,473)                   (224,336)                (215,833)

Future income tax recovery                                                 -                               -                          22,263                             -

Income taxes                                                                          -                               -                          (3,125)                    (1,866)

NET LOSS                                                             (123,701)                  (111,473)                    (205,198)                (217,699)

Deficit, beginning of period                             (3,863,187)                (3,478,569)                 (3,781,690)             (3,372,343)

DEFICIT, end of period                                $   (3,986,888)                (3,590,042)          $     (3,986,888)             (3,590,042)

LOSS PER SHARE - BASIC                     $             (0.01)                        (0.01)             $             (0.01)                      (0.02)

WEIGHTED AVERAGE

NUMBER OF SHARES OUTSTANDING      17,295,924              13,167,616                     15,446,799             13,167,616

ACREX Ventures Ltd.

BALANCE SHEET

Unaudited - Prepared by management

June 30,

December 31,

2005

2004

ASSETS

Current

Cash and short-term investments                                                                                   $     560,363                   229,231

Marketable securities                                                                                                                    9,750                     16,500

Other receivables                                                                                                                         18,112                     16,230

Prepaid expenses and deposits                                                                                                 14,278                              -

 602,503                    261,961

Due from joint venture                                                                                                                                  -                       14,672

Mineral properties [Note 2]                                                                                                          1,162,001                1,039,672

$    1,764,504               1,316,305

LIABILITIES

Current

Accounts payable

$          55,397                    54,712

SHAREHOLDERS' EQUITY

Share capital [Note 3]                                                                                                                      5,546,206                4,931,283

Contributed surplus [Note 4]                                                                                                            149,789                    112,000

Deficit                                                                                                                                               (3,986,888)               (3,781,690)

  1,709,107                 1,261,593

$      1,764,504                 1,316,305

APPROVED ON BEHALF OF THE BOARD:

    “T.J. Malcolm Powell”

    “Carl R. Jonsson”

Director

Director

ACREX Ventures Ltd.

STATEMENT OF CASH FLOWS

Unaudited - Prepared by management

Three months ended June 30,

Six months ended June 30,

2005

2004

2005

2004

OPERATIONS

Net loss                                                                $

(123,701)

(111,473)          $

(205,198)

(217,699)

Add (deduct) items not involving cash:

Stock-based compensation                                           6,276                             -                          6,276                           -

Write-down of marketable securities                        750                       4,500                        6,750                   12,750

Future income tax recovery

               -                              -                     (22,263)                           -

(116,675)                 (106,973)                 (214,435)            (204,949)

Changes in non-cash working capital balances:

Decrease (increase) in other receivables

        7,153                    18,318                       (1,882)               37,809

Decrease (increase) in prepaid expenses

        8,142                            -                       (14,278)                       -

Increase (decrease) in accounts payable

   (27,400)                (183,978)                             685             (80,353)

                                                                                     (128,780)                (272,633)                   (229,910)           (247,493)

FINANCING

Shares issued for cash                                               436,151                            -                         660,199                       -

Decrease in share subscriptions                                   5,025                            -                                      -                        -

       441,176                            -                          660,199                      -

INVESTING

Purchase of marketable securities                                        -                              -                                       -              (6,659)

Mineral properties:

Option payments                                                              -                              -                            (5,000)                      -

Exploration expenditures                                    (75,447)                 (49,192)                          (94,157)          (329,633)

      (75,447)                (49,192)                           (99,157)           (336,292)

Increase (decrease) in cash                                      236,949               (321,825)                           331,132           (583,785)

Cash and short-term investments,

beginning of period                                                   323,414                  773,053                           229,231          1,035,013

CASH AND SHORT-TERM

INVESTMENTS, end of period                          $   560,363                  451,228                   $      560,363             451,228

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Six months ended June 30, 2005

Unaudited - Prepared by management

1.  NATURE OF OPERATIONS

The accompanying unaudited financial statements are prepared in accordance with Canadian generally accepted accounting principles but do not conform in all respects to the note disclosure requirements for the Company's annual financial statements.  The unaudited financial statements have been prepared on a basis consistent with the accounting principles and policies described in the annual financial statements, unless otherwise mentioned, and should be read in conjunction with those statements.  In the opinion of management, all adjustments considered necessary for fair presentation of the Company's financial position, results of operations and cash flows have been included in these financial statements.

2.  MINERAL PROPERTIES

Michaud

Referendum

Total

Acquisition costs

Balance, beginning of period

$           25,000                                  -               25,000

Acquisition fees                                                                                                         -                         13,500               13,500

Balance, end of period                                                                                            25,000                        13,500               38,500

Exploration costs

Balance, beginning of period

$      1,029,344                                  -           1,029,344

Expenditures for period

Drilling                                                                                                                52,207                           4,369               56,576

Support                                                                                                                 1,681                                  -                 1,681

Consulting                                                                                                           7,019                          11,185              18,204

Surveying and linecutting                                                                               10,833                            3,714              14,547

Other                                                                                                                       454                             2,695                3,149

Balance, end of period                                                                                       1,101,538                           21,963         1,123,501

$    1,126,538                          35,463      1,162,001

Michaud gold claims, Ontario, Canada - Pursuant to an Agreement dated September 1, 2001 and amended January 17, 2003 and February 17, 2004 (the "Agreement") with Moneta Porcupine Mines Inc. ("Moneta"), the Company acquired an option to earn interests in 56 mineral claims in the Michaud Township, Ontario, Canada (the "Property").  The Property is divided into two areas.

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Six months ended June 30, 2005

Unaudited - Prepared by management

2.  MINERAL PROPERTIES (continued)

Pursuant to the Agreement the Company could have earned a 60% interest in the first area by expending a minimum of $1,000,000 on exploration of the area by May 15, 2005 and completing a bankable feasibility study on the area by May 15, 2007.  The Company was required to give notice to Moneta by December 31, 2004 of its intention to conduct further exploration on this area. The notice was not provided and as a result the Company lost all of its rights to earn any interest in the first area.

During 2004 the Company fulfilled the requirements to earn a 50% interest in the second area by spending $1,000,000 on the property.  On November 26, 2004, the Company entered into a Joint Venture Agreement ("JV Agreement") with Moneta to engage in the exploration, development and mining of the second area.  Pursuant to the JV Agreement, expenditures in excess of $1,000,000 are credited towards joint venture expenditures.  The JV Agreement also includes terms for the acquisition of additional mining or mineral claims or other real property interests within the area of interest.

Raglan Ungava claims, Quebec, Canada - On May 12, 2003 the Company acquired a 100% interest in 150 mineral claims in the Ungava region of Northern Quebec.

On September 26, 2003 the Company received TSX Venture Exchange approval to grant Resolve Ventures Inc. ("Resolve") an option to acquire up to a 70% interest in the claims. The Company issued 100,000 shares with a fair value of $25,000 as a finder's fee in respect of the transaction.

Resolve may earn the interest by making certain cash payments, issuing shares to the Company and expending amounts on the property as follows:

Cash

Share

Property

Due Date

Payment

Issuance

Expenditure

September 26, 2003 (received)

$     15,000                     75,000            $                 -

September 26, 2004 (received)                 5,000                     75,000                                -

January 1, 2005 (completed)                           -                               -                      100,000

September 26, 2005                                   5,000                    100,000                                -

January 1, 2006                                                -                                -                       250,000

January 1, 2007                                                -                                -                       500,000

$    25,000                    250,000              $       850,000

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Six months ended June 30, 2005

Unaudited - Prepared by management

2.  MINERAL PROPERTIES (continued)

The 75,000 shares of Resolve received by the Company in each of the years ended December 31, 2004 and 2003 were recorded at their fair values (based on the market price of Resolve shares on the date of receipt) of $12,000 and $23,250 respectively.

On June 27, 2005, the Company agreed that Resolve will purchase 100% of the Raglan Ungava claims and cancelled the option referred to above.  The consideration for the sale will be the issuance of 500,000 shares of Resolve to the Company together with a cash payment of $65,000.  The Company will retain a 3% net smelter return royalty with Resolve having the option to purchase up to 2.5% of the royalty for $500,000 for each 0.5% royalty purchased (Note 8).

Referendum claims, British Columbia, Canada - On February 14, 2005, the Company entered into an Option Agreement (the "Agreement") to acquire a 100% interest in the Referendum gold-copper property, consisting of 15 mineral claims covering approximately 850 hectares in the Nelson mining division in British Columbia, Canada.  To earn its interest the Company is required to pay $165,000 and issue up to 200,000 common shares over a 60 month period.  During the first year of the Agreement, the Company is required to pay $25,000 and issue 100,000 shares.  On February 11, 2005, $5,000 was paid and 50,000 shares were issued pursuant to the Agreement. On completion of the 60 month cash and share payments, the Company will have earned 100% ownership of the claims subject to a 3% net smelter return royalty payable to the optionor, 2% of which may be repurchased by the Company for $1,000,000, and the issuance of a further 200,000 shares.

Subsequent to the period end the Company terminated its option on the Referendum claims (Note 8).

3.  SHARE CAPITAL

The Company has authorized share capital of an unlimited number of common voting shares without par value. Issued share capital is as follows:

2005

2004

Number

Amount

Number

Amount

Balance, beginning of period                                      13,417,616       $     4,931,283              13,167,616         $     4,879,083

Shares issued for cash and other:

Private placements                                                    5,937,500                  760,530                   250,000                    62,500

Property option payment                                                     50,000                      8,500                               -                             -

Share issue costs                                                                  10,875                (131,844)                              -                  (10,300)

Future income taxes on expenditures

renounced to shareholders                                                     -                   (22,263)                               -                             -

Balance, end of period                                                  19,415,991       $     5,546,206                13,417,616        $    4,931,283

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Six months ended June 30, 2005

Unaudited - Prepared by management

3.  SHARE CAPITAL (continued)

Short form offering - On May 16, 2005, the Company issued 4,336,500 units at $0.12 per unit for gross proceeds of $520,380. Each unit consisted of one common share and ½ common share purchase warrant. Each full warrant entitles the holder to acquire an additional common share for $0.18 until May 16, 2006. The agent received a commission of $52,038 and an option to acquire 520,380 units at $0.12 per unit until May 16, 2006. The Company has recognized the fair value of the agent's options as a share issue cost.

Private placements - On March 24, 2005, the Company issued 1,200,000 units at $0.15 per unit for gross proceeds of $180,000 under a brokered private placement. Each unit consisted of one common share and ½ common share purchase warrant. Each full warrant entitles the holder to acquire an additional common share for $0.20 until March 24, 2006. The agents received fees and commissions of $15,400, 10,875 shares and 190,875 warrants exercisable at $0.15 until March 24, 2006. The Company has recognized the fair value of the agents' warrants as a share issue cost.

On March 10, 2005 the Company issued 401,000 units at $0.15 per unit for gross proceeds of $60,150 under a non-brokered private placement. Each unit consisted of one common share and ½ common share purchase warrant. Each full warrant entitles the holder to acquire an additional common share for $0.20 until March 10, 2006.

Stock-based compensation - The Company uses the Black-Scholes option pricing model to value agents' options and warrants issued. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The model requires management to make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values. For purposes of the calculations, the following weighted-average assumptions were used:

Risk free interest rate

3.0%

Expected dividend yield

0%

Expected stock price volatility

88%

Expected life

1 year

During the six months ended June 30, 2005, the weighted-average grant-date fair value of agents' options and warrants issued was $0.03.

Total stock-based compensation in respect of agents' options and warrants issued for the six months ended June 30, 2005 was $31,513, and was recorded as share issuance costs on the balance sheet.

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Six months ended June 30, 2005

Unaudited - Prepared by management

3.  SHARE CAPITAL (continued)

Warrants - The Company has stock purchase warrants outstanding as follows:

Outstanding

Outstanding

Exercise

December 31,

June 30,

Price

2004

Issued

(Expired)

2005

Expiry date

                             $0.28               2,431,800                            -               (2,431,800)                               -                    April 30, 2005

                             $0.25                  162,500                            -                                -                    162,500           December 30, 2005

                             $0.20                             -                 200,500                                -                    200,500                 March 10, 2006

                             $0.20                             -                 600,000                                -                    600,000                 March 24, 2006

                             $0.15                             -                 190,875                                -                    190,875                 March 24, 2006

                             $0.18                             -              2,168,250                                -                 2,168,250                    May 16, 2006

                                                     2,594,300             3,159,625                (2,431,800)                 3,322,125

4.  CONTRIBUTED SURPLUS

2005

2004

Balance - beginning of period

$   112,000                   112,000

Add: stock-based compensation                                                                                                    37,789                               -

Balance - end of period

$   149,789                    112,000

5.  STOCK OPTION PLAN

The changes in stock options for the period ended June 30, 2005 were as follows:

Weighted Average

Options

Exercise Price

Outstanding, beginning of period                                                                                1,305,000                                $           0.29

Granted during the period                                                                                          150,000                                              0.12

Outstanding, end of period                                                                                           1,455,000                                  $          0.27

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Six months ended June 30, 2005

Unaudited - Prepared by management

5.  STOCK OPTION PLAN (continued)

The following table summarizes the information about stock options outstanding and exercisable at June 30, 2005:

Weighted Average

Exercise Price

Number Outstanding

Remaining

Weighted Average

Per Share

At June 30, 2005

 Contractual life

Exercise Price

       $0.30 - 0.12

   1,455,000                                        2.79 years                      $          0.27

The Company uses the Black-Scholes option pricing model to value stock options granted. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The model requires management to make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values. For purposes of the calculation, the following assumptions were used:

Risk free interest rate

3.0%

Expected dividend yield

0%

Expected stock price volatility

88%

Expected life

1 year

During the six months ended June 30, 2005, the grant-date fair value of options granted was $0.04.

Total stock-based compensation in respect of stock options granted for the six months ended June 30, 2005 was $6,276 and was recorded as an expense in the statement of earnings and deficit.

6.  RELATED PARTY TRANSACTIONS

The Company incurred legal fees of $61,555 from a law firm of which a director is a principal. Accounts payable includes $27,270 due to the law firm.

The Company incurred management fees of $54,000 and equipment rental charges of $5,032 from a company owned by a director.

The Company incurred management fees of $15,000 from a company owned by a director.

7.  SEGMENT INFORMATION

The Company's operations are limited to a single industry segment being the acquisition, exploration and development of mineral properties. The mineral properties are located in Canada in the Provinces of British Columbia, Ontario and Quebec.

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Six months ended June 30, 2005

Unaudited - Prepared by management

8.  SUBSEQUENT EVENTS

a)  On July 18, 2005, the Company granted to its directors share purchase options for 485,000 shares exercisable at $0.12 per share.

b)  On July 23, 2005 a letter option agreement was made with Lloyd Addie whereby the Company was granted an option to acquire the Spanish Mountain claims located near Likely in northern British Columbia, Canada.  Consideration is $100,000 payable in tranches over a 48-month period and 400,000 common shares, 200,000 payable in tranches over a 36-month period and 200,000 subject to receipt of a positive feasibility study.

On August 16, 2005, the agreement was accepted for filing by the TSX Venture Exchange and the Company issued the first tranche of 50,000 shares.

c)  Only July 26, 2005, the Company closed its sale of the Raglan Ungava claims (Note 2) to Resolve Ventures Inc., and received a cash payment of $65,000 and 500,000 shares of Resolve.

d)  On August 5, 2005, the Company gave notice terminating its option on the Referendum claims (Note 2).

ACREX VENTURES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS - INTERIM

DATED AUGUST 15, 2005

This Interim MD & A is intended to cover the Company's fiscal quarter from April 1, 2005  to June 30, 2005 - and the period to August 15, 2005.  It is to be read in conjunction with the Company's amended Management Discussion and Analysis dated April 28, 2005, the audited financial statements of the Company prepared to December 31, 2004, and the unaudited financial statements of the Company prepared to June 30, 2005.

1.

Overall Performance

Michaud, Ontario property

The Company has conducted no further work on the Michaud joint venture property - nor has it obtained any more information with respect to the property beyond that which was disclosed in the Company's Management Discussion and Analysis dated May 27, 2005.

Referendum, British Columbia, property

The Company carried out a small exploration programme on the optioned Referendum property - primarily consisting of a small drilling programme - and incidental work and assaying.  As a result of the The exploration work conducted on the property was at a cost of approximately $79,000.

Unfortunately, the drill assays did not support the attractive copper and silver assays obtained from surface samples that had been previously collected.  The Company has given a notice to the optionor terminating the Option it held on the property.

Spanish Mountain, British Columbia, property

By a letter option agreement dated July 23, 2005 the Company obtained an option to acquire two groups of 8 mineral claims, each located in close proximity to the other, near Likely, in the Cariboo Mining Division, British Columbia.  To acquire ownership of the claims the Company will be required to pay over 4 years $200,000, to issue over 3 years 200,000 shares, and to issue a further 200,000 shares if a positive feasibility report on the property is secured.  A 3.0% net smelter return was reserved to the optionor.  The Company will have the right to purchase back from him 2.0% NSR upon payment of $1,000,000 on commencement of commercial production from the property.  $5,000 was paid on the execution of the letter agreement and the first tranche of 50,000 shares will have to be issued to the optionor upon receipt of approval of the agreement by the TSX Venture Exchange - which has been applied for and is expected to be received shortly.

The Company acquired the option as a result of the current interest in the area resulting from positive and encouraging exploration results released by two companies which are exploring nearby properties.  The Company expects to commence an exploration programme on the property in September, 2005.  Information from government records and historic work completed on the property is currently being compiled in preparation for this work programme.  The initial exploration programme will involve geochemical sampling, geological mapping and prospecting.

2

It is anticipated that the option letter will be replaced by a more formal agreement.

Raglan, Quebec, property

The Company sold the 150-claim Raglan area, Ungava, Quebec property to Resolve Ventures Inc.  The sale replaced the previous optioning of the property by the Company to resolve.  The sale was in consideration of the Company's receipt of $65,000 and the issuance of 500,000 shares of Resolve to the Company.  The Company has also retained a 3.0% net smelter return royalty.  Resolve has the option to purchase up to a 2.5% NSR royalty from the Company for a price of $500,000 for each 0.5% NSR royalty purchased.

Financing

The Company , during the quarter, closed an equity offering in which it sold 4,336,500 Units for gross proceeds of $520,380.  The "Short Form" offering is described in more detail in Note 3 of the accompanying quarterly financial statements.

Expenses

The Company's monthly expenses during the quarter ended June 30, 2005 were marginally higher than in the previous quarter and the equivalent quarter of 2004.  These increases were largely due to increased investor relations spending - and higher accounting costs.  The increase in the cash on hand at the end of the quarter was due to the equity funding closed in the quarter - as described in Note 3 of the accompanying quarterly financial statements.

2.

Results of Operations

Because the Company did not have any operations which produced sales revenues - i.e. did not have any business operations - no meaningful analysis can be done of the Company's operations.

Following is a comparison of the Company's expenditures with previously disclosed intended use of proceeds for the period since November 15, 2004, the intended use of proceeds having been disclosed in Offering Memoranda dated November 15, 2004 and February 28, 2005, and Short Form Offering Document dated April 29, 2005:

	Proposed Use of Proceeds $	Use of Proceeds November 15/04 - June 30/05 $
Drilling and other exploration costs on Michaud, Ontario property	1,221,693	87,000
General and administrative costs at anticipated $35,000 per month	157,500	271,527
Exploration programme on Referendum property	106,500	79,000

3

3.

Summary of Quarterly Results

The following information is provided for each of the 8 most recently completed quarters of the Company:

	June 30/05	Mar. 31/05	Dec. 31/04	Sept. 30/04	June 30/04	March 31/04	Dec. 31/03	Sept. 30/03
(a) Net sales or total revenues	$ 0.00	$0.00	$22,680	$0.00	$0.00	$0.00	$ 0.00	$ 0.00
(b) Loss before extraordinary items - total - per share undiluted - per share diluted*	125,456 0.01	95,245 0.01	406,618 0.03	91,395 0.01	109,455 0.02	100,895 0.01	216,904 0.02	61,790 0.01
(c) Net loss - total - per share undiluted - per share diluted*	123,701 0.01	100,635 0.01	409,347 0.03	76,612 0.01	111,473 0.01	104,887 0.01	231,887 0.02	31,704 0.00

*As the effect of this dilution is to reduce the reported loss per share, fully diluted loss per share information has not been shown.

The differences in the figures between the various quarters is due only to the amount of activity by the Company in each quarter - primarily in raising funding or supervising exploration work on its property

4.

Liquidity

At the close of business on June 30, 2005 the Company had net working capital of approximately $547,106.  This represents sufficient funding for the Company to conduct some minor additional exploration work on the Michaud, Ontario and Spanish Mountain, British Columbia properties - but nothing of significance.  If the Company decides to undertake major exploration programmes on its properties additional funding will be required.  Some of this can be anticipated to come from the exercise of outstanding share purchase warrants and share purchase options - although the amounts that might be received from such exercises is not determinable at this time.   The Company has no financial commitments other than to pay its monthly general and administrative expenses.

5.

Transactions with Related Parties

There have been no transactions with related parties in the past fiscal year - except that:

(a)

the Company pays $9,000 per month to a company which is wholly owned by Mr. Malcolm Powell - in payment for Mr. Powell's management of the Company;  and $839 per month for the rental of computer and other equipment;

(b)

Frank Lang is paid a monthly director's fee of $2,500;

(c)

Carl Jonsson is a principal in the law firm which acts as the Company's Solicitors - and accordingly receives a benefit from the fees paid to the law firm for legal services rendered;

4

(d)

The Company granted to its Directors additional share purchase options as to a total of 485,000 shares of the Company exercisable at $0.12 per share until July, 2010.  Options on a total of 1,305,000 shares exercisable at prices of $0.28 and $0.30 per share also continue in existence.  As a result, the Company's Directors now hold options to purchase a total of 1,790,000 shares of the Company.

6.

Other MD & A Requirements

(a)

Additional information relating to the Company - including the Company's most recent Annual Information Form - being the Form 20F filed by the Company with the United States Securities and Exchange Commission, dated April 27, 2005;  and the Company's Management Discussion and Analysis covering previous periods;  and its Short Form Offering Document dated April 29, 2005 have been filed on SEDAR and are available at www.sedar.com.   Information about the Company may also be seen on its website at www.acrexventures.com.

(b)

As the Company has not had any revenue from operations in its last two financial years the following additional information is provided:

(A)

Breakdown of exploration costs for quarter ending June 30, 2005 and for 2004 fiscal year:

	Quarter ending June 30/05 $	2004 $
Assays Consulting Core facility Drilling Field vehicles Lodging Surveying and linecutting Travel Other Support	- 7,019 - 52,207 - - 10,833 - 454 1,681	27,517 70,461 2,200 272,643 2,750 - 495 - - 76,246
Totals:	72,194	$452,312

(B)

General and administration expenses.

Breakdown of general and administration expenses for quarter ending June 30, 2005 and for 2004 fiscal year:

5

	Quarter ending June 30/05 $	2004 $

Accounting

Business investigation costs

Consulting

Filing fees

Insurance

Investor relations

Legal

Management fees

Office and general

Promotion and travel

Rent

Transfer agent fees

Advertising

Finance Fee

	8,330 - - 14,815 625 16,408 3,477 34,500 21,754 1,004 4,060 1,596 9,877 -	35,700 - 9,202 6,244 500 23,677 51,793 138,000 40,700 31,199 12,502 7,888 41,213 8,000
Totals:	$125,456	$406,618

(c)

Outstanding share data:

(i)

The Company has 19,415,991 common shares issued.  The shares are all voting shares and rank equally with each other.

(ii)

The Company has share purchase options outstanding entitling the purchase of:

-

740,000 shares of the Company exercisable at $0.30 per share before June 3, 2007.

-

565,000 shares of the Company exercisable at $0.28 per share before

November 4, 2008.

(iii)

The Company has share purchase warrants outstanding entitling the purchase of:

-

162,500 shares until December 30, 2005 at $0.25 per share

-

200,500 shares until March 6, 2006 at $0.20 per share

-

190,875 shares until March 24, 2006 at $0.15 per share

-

600,000 shares until March 24, 2006 at $0.20 per share

-

2,168,250 shares until May 16, 2006 at $0.18 per share

(iv)

The Company has outstanding options entitling the holders to purchase up to 510,380 Units, for $0.12 per Unit, each Unit consisting of 1 share of the Company and a one-half share purchase warrant expiring May 16, 2006.  A whole warrant can be exercised to purchase an additional share of the Company at a price of $0.18 per share.